NovaGold and Teck Cominco Suspend Construction at Galore Creek
Joint investor conference call
Monday, November 26 at 9:00 am EST (6:00 am PST)
Dial-in 1-866-898-9626

November 26, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX: NG, TSX: NG) and Teck Cominco Limited (TSX: TCK.A, TCK.B; NYSE: TCK) today announced they will suspend construction activities at the Galore Creek copper-gold-silver project in northwestern British Columbia. A recent review and completion of the first season of construction indicate substantially higher capital costs and a longer construction schedule for the project. This, combined with reduced operating margins as a result of the stronger Canadian dollar, would make the project, as now conceived and permitted, uneconomic at current consensus long-term metal prices. NovaGold and Teck Cominco continue to view the property as a substantial resource and will initiate a comprehensive review to evaluate alternative development strategies. The Galore Creek partnership will conduct an orderly suspension of construction activities and will work with employees, the Tahltan Nation, local communities and other stakeholders to minimize the impacts of this decision.

In April 2007, NovaGold retained AMEC Americas Limited (“AMEC”), an independent engineering firm, to review the October 2006 Galore Creek Feasibility Study and commence project engineering. The review covered the entire project with a focus on construction of the mine facilities and tailings and water management structures.

By mid-October 2007, AMEC’s preliminary work indicated it expected capital costs would be significantly higher than originally estimated. As a result, NovaGold and Teck Cominco commenced a project strategy review, involving seven engineering teams, to assess the AMEC work. Estimated costs have continued to increase during this review, and NovaGold and Teck Cominco now have sufficient information to indicate that the capital cost of the project could approach as much as $5 billion. The engineering review is ongoing.

Although there have been changes in scope from the original feasibility study, the largest portion of the capital cost increase is related to the complex sequencing of activities necessary to build the tailings dam and water management structures, and the resulting extension of the construction schedule by 18 to 24 months. The project has also been affected by the rapidly escalating capital costs affecting major construction projects world-wide.

In light of these developments, NovaGold and Teck Cominco have agreed to suspend construction and amend the terms of Teck Cominco’s earn-in obligations in connection with the project. Under the amended arrangements, Teck Cominco will invest an additional $72 million in the partnership to be used over the next five years principally to reassess the project and evaluate alternative development strategies. In addition, Teck Cominco’s sole funding of other project costs incurred after August 1, 2007 will now total $263 million. NovaGold and Teck Cominco will share the next $100 million of project costs 33% and 67% respectively, and will share costs proportionately thereafter.

“NovaGold has worked for years to advance this project toward production,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “We reached this decision after considerable review and we share the disappointment of our employees, the Tahltan Nation, all stakeholders and local communities. We will work closely with Teck Cominco to unlock the potential of this world-class resource. NovaGold will continue to add value for shareholders by advancing the other projects in our portfolio, particularly the Donlin Creek project in Alaska.”

Teck Cominco’s President and CEO, Don Lindsay, said, “Very few copper-gold deposits of this quality have been discovered over the last few years even though the industry has invested billions of dollars in exploration world-wide. Galore Creek is a substantial resource and we will continue to work to determine how and when it can best be developed.”

There are over 400 contractors and employees currently working on the Galore Creek project. In order to suspend activities, the partnership will review its personnel and supplier requirements over the weeks ahead. During this period and into 2008, the partnership will work with the Tahltan Nation and government regulators to develop a strategy to put the project on care and maintenance.

The Galore Creek project is owned by a 50/50 partnership between NovaGold and Teck Cominco with all aspects of the project overseen by Galore Creek Mining Corporation, a jointly controlled operating company.

“The Galore Creek team has operated this project to the highest standards,” said Doug Brown, President of Galore Creek Mining Corporation. “Exceptional progress was made this year, and the team worked together to deliver on construction and partnership expectations. The partnership is committed to supporting its employees, contractors, suppliers and partners through this difficult period.”

Long-term demand for copper and gold is expected to remain strong and the Galore Creek property contains one of the world’s largest undeveloped copper and gold resources. British Columbia is a good place to invest and both companies remain committed to working in the province. NovaGold and Teck Cominco will continue to evaluate the project with the goal of identifying a viable development strategy that brings value to shareholders, the Tahltan Nation and local communities.

NovaGold and Teck Cominco expect there will be write downs on this project and are working to determine the amount and timing.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, in a joint venture with Barrick Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, construction and production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements of NovaGold and Teck Cominco, are forward-looking statements and forward-looking information. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s and Teck Cominco’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the need to obtain additional financing to develop the Galore Creek project and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of Galore Creek; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties as to permit and approval requirements and meeting project milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s and Teck Cominco’s Annual Information Forms for the year ended November 30, 2006 and December 31, 2006, respectively, filed with the Canadian securities regulatory authorities, in NovaGold’s and Teck Cominco’s annual reports on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and Teck Cominco and filed with the appropriate regulatory agencies.

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Contacts:

NovaGold Resources Inc.	Teck Cominco Limited
1-866-669-6227	604-687-1117

Greg Johnson	Doug Horswill
Vice President, Corporate Communications &	Senior Vice President, Environment and Corporate
Strategic Development	Affairs

Rhylin Bailie	Greg Waller
Manager, Corporate & Investor Relations	Vice President, Investor Relations & Strategic
Analysis

NovaGold Resources Inc. and Teck Cominco Limited will hold an investor teleconference Monday, November 26, 2007.

Participating in the call will be:

  Rick Van Nieuwenhuyse, President and Chief Executive Officer, NovaGold Resources Inc.
  Don Lindsay, President and Chief Executive Officer, Teck Cominco Limited

INVESTOR TELECONFERENCE DETAILS:

DATE:	Monday, November 26, 2007

TIME:	Dial in prior to 9:00 am EST (6:00 am PST)

DETAILS:	Please dial 1-866-898-9626 and request the NovaGold/Teck Cominco teleconference